BEMAX INC.

September 12, 2014

H. Roger Schwall
Assistant Director
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Bemax Inc. Registration Statement on Form S-1 Filed July 31, 2014

 Mr. Schwall:

Bemax, Inc. is filing herewith Amendment No. 1 to the referenced registration statement. Set forth below are whether or how we responded to the Commission Staff’s comment letter dated August 27, 2014 on our registration statement, by numbered comment, as follows:

Comment 1.  Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  Please be advised that there has been no prior written or oral communications between Ms. Aimasiko and any potential investors that are qualified institutional buyers or institutional accredited investors. Furthermore, there are no research reports about Ms. Aimasiko that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933.

Comment 2. We note that Ms. Aimasiko “devotes only…20 hours per week” to your business but that she will “spend the time necessary” once you are public. You also suggest that she will set up the office in London (see page 17), for which you budget $1,000 (see page 18). But at page 25, you disclose that your offices are located in Georgia and provided by Ms. Aimasiko at no charge. Please substantially revise your document to eliminate inconsistencies regarding your business plan and also to address in particular each of the following points:

·
If Ms. Aimasiko will be moving to London to set up the office and to conduct the operations for Bemax, it is unclear why you expect that such costs would total less than $1,000 and that the rent would average $166.67 per month (see page 19 rental disclosures) for months 4 through 9. Explain to us the basis for your various estimates, and revise as necessary.

Response: Page 3 – Please be advised that Bemax office in London will be located in a shared executive suite of offices. The shared office option reduces the cost of office rent. Ms. Aimasiko will not be moving to London to set up the office or to conduct the operations for Bemax. The proposed office in London will be set up to primarily take orders from customers and forward such order request to the US office. The office in London is expected be a shared office with a shared receptionist, fax, and dedicated telephone line for Bemax Inc. The cost for each month of use of such shared office arrangement is adequately budgeted. We have made revisions in the Amendment to make this clearer.

·	Similarly, you do not appear to have budgeted anything for commuting or moving expenses, regardless of whether she will permanently move to London.

Response: Ms. Aimasiko will not be commuting or moving permanently to London in the foreseeable future. We do not anticipate incurring any commuting or moving expenses because Ms. Aimasiko will be operating from the US and will only receive purchase orders from the London office.

·
Your disclosure varies widely with regard to the status of your “product” and expected operations. At page 3, you refer to Ms. Aimasiko overseeing “product development [and] manufacturing” and you include a caption “Finalize design of our Disposable Baby Diaper,” at page 4 you state you have “budgeted to launch our product line of Disposable Baby Diapers,” and you refer at page 9 to “technological innovations by competitors.” But at page 17, you state that you “will not be conducting any product research or development” and suggest you will be offering “a variety of our Disposable Baby Diapers” from different manufacturers. Revise your prospectus to eliminate references to “our” diapers if you simply plan to act as a distributor, and in any case, describe your business plan with greater precision and consistency.

Response: Bemax will not be manufacturing disposable baby diapers. The reference on page 3 that Ms. Aimasiko will be overseeing product development and manufacturing has been removed. Also, the caption “Finalize design of our Disposable Baby Diaper has been removed from the paragraph. We have removed from the prospectus all references to “our” diapers. Also, we have changed the reference at page 9 “technological innovations by competitors” to “competing technological innovations by manufacturers of disposable baby diapers.”

·
You provide inconsistent milestones and operational timetables. For example, on page 18 you first state “we should be in full operation and selling our products within 120 days of completing our offering,” but then state that you “estimate generating revenue approximately six to nine months following closing of the offering.” Please revise to provide consistent and accurate disclosure.

Response: We have revised the inconsistency.

·	Revise to explain the reference to your “Sector 5” business at page 10.

Response:  We have eliminated such reference.
Comment 3.  Because we do not have an escrow … or our officer and director misappropriates, page 6

You state that “our sole officer and director will have the power to appropriate the funds we raise. As such, she could take the funds without your knowledge for her own use. If that happens, you will lose your investment….” If you retain this assertion, please revise to explain in greater detail why this particular risk applies to this offering and briefly disclose what the potential consequences to Ms. Aimasiko could be under applicable federal and state law.

Response: We have removed this statement.

Comment 4. Ms. Taiwo Aimasiko, our sole officer and director, has very little experience…, page 8

Please revise if true to also make clear that Ms. Aimasiko has no experience in importing or exporting on a commercial basis (with any products). It appears that her prior experience was on a very limited basis.

Response: Risk factors (page 8) – We now state that Ms. Aimasiko has no experience in importing or exporting on a commercial basis and that Ms. Aimasiko prior experience with importing disposable baby diapers was on limited basis.

Comment 5. Use of Proceeds, page 11

We note your disclosure that you have registered the domain name for your Web site at www.bemax.com. It appears that www.bemax.com is already in use by another company. Please advise. In this regard, we note your reference to www.bemaxinc.com at page 21.

Response: We have revised domain name of our website to www.bemaxinc.com to be consistent with reference to www.bemaxinc.com at page 27.

Comment 6. Plan of Distribution, page 14

Eliminate any suggestion that you could file a post-effective amendment to continue with what would appear to be a different transaction. In some of the circumstances you describe, investors would be entitled to a prompt return of their entire investment and you would need to file a new registration statement with the new offering terms (such as a different minimum amount before the offering may close). Please revise accordingly.

Response: We have revised accordingly.

Comment 7. Plan of Operation, page 17

7. Revise to explain in greater detail what “setting up office in London” will entail, and provide us with the basis for your cost estimates and your assertion that you “believe we should have the minimum of three agreements negotiated within 30 days” thereafter.

Response: We plan to set up office in London solely for the purpose of taking orders from prospective customers. This will be a shared office where customers can either call or visit to place purchase orders. Once order is received, it will be forwarded to our office in the US for prompt processing. This cost entails the use of shared receptionist, fax and a dedicated phone number for Bemax Inc.

Upon completion of the offering, Ms. Aimasiko shall be contacting operators of shared offices in London with aim of securing a shared office environment for the Company that will accept orders from prospective customers and forward such orders to the US office via fax or electronic email.

We have identified manufacturers of disposable baby diapers in the US. Upon completion of the offering, we shall be contacting identified disposable baby diaper manufacturers in the US to negotiate agreements for supply of their disposable baby diaper product. We hope to accomplish this objective within 30 days upon completion of the offering.

Responsive revisions have been made in the Amendment.

Comment 8: Proposed Milestones to Implement Business Operations, page 18

8. We note your disclosure of your goals and milestones for the first 12 months based on offering proceeds raised of $25,000. After deducting estimated offering expenses of $7,000, your net cash available would be only $18,000. However, we note the estimated expenditures for your first 12 month milestones total $25,000. Additionally, we note your estimated spendings for each category do not correspond to the estimates presented in the first column on page 11. For example, your legal costs total $9,000 for the 12 months on pages 18 and 19 compared to zero in the first column ($25,000) on page 11.

Please revise to factor in the estimated offering costs when discussing your 12 month milestone expenditures, and ensure the spending for each category corresponds to the same amount and category in the first column on page 11. Additionally, consider whether any proceeds in your second column ($75,000) on page 11 should be allocated to legal fees if you have such allocation in the first column.

Response: The legal fees has been adjusted to reflect the minimum offering proceeds of $25,000. Please note that $3,700 is allocated for legal fees under offering costs in the first column on page 11. We have eliminated legal expenses for the last six months of the first year of operations.

Comments 9: Liquidity and capital resources, page 20

9. Please revise to discuss the existence and terms of the advance you have received from Ms. Aimasiko. In addition, please describe whether the $2502 owed to Ms. Aimasiko relates to the advance. If so, please reconcile this with your disclosure at page 30 and elsewhere relating to advances totaling $1000.

Response: We have revised the advance from Ms. Aimasiko at page 38 to $2,505 in consistent with the amount stated at page 26.

Comment 10: New Accounting Pronouncements, page 21

10. Please note the provisions of FASB ASU No. 2014-10 – Development Stage Entities (Topic 915) remove the definition of a development stage entity from Topic 915 and eliminate certain financial reporting requirements for development stage entities such as presentation of inception to date financial information. While the amendment is effective for annual reporting periods beginning after December 15, 2014 and interim periods thereafter, early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued publicly or made available for issuance publicly. Upon adoption, entities will no longer present or disclose any information required by Topic 915.
Tell us whether you plan to early adopt these provisions and if so, the period for which it will be effective. In addition, please disclose within MD&A and the notes to your financial statements the impact this pronouncement will have on your financial statements upon adoption. Refer to FASB ASC 250-10-S99-5 for additional guidance.

Response: Responsive revisions have been made in the Amendment.

Comment 11.  Business, page 21

Suppliers of Disposable Baby Diapers, page 23

11. Please advise us on a supplemental basis regarding the names of the manufacturers, the agents with whom you spoke, and the dates of contact. You state that “we have contacted several North American manufacturers of disposable baby diapers that agreed to produce disposable baby diapers according to our specific design.” Also revise to clarify what you mean by your “specific design” in this case. Explain how this information is consistent with your other disclosures, including in the “Use of Proceeds” section at page 11.

Response: We have identified manufacturers of disposable baby diapers in the U.S. There has been no direct contact from us with any of the manufacturers so far identified. We shall enter into discussion with the following identified manufacturers of disposable baby diapers: Braco Manufacturing- New Jersey, Mondial International – Miami Florida, Domtar Personal Care- Delaware, Ohio, J.D. Irving Limited – St. John New Brunswick, Canada.

We have therefore revised accordingly the reference that we have contacted several North American manufacturers of disposable baby diapers.

We do not have specific design. The reference is to design we shall receive from our prospective customers and we intend to pass on such design information to the manufacturers. We have therefore removed the reference to “specific design”.

We will not engage in any form of product design and do not have any budgeted amount in the use of proceeds.

Comment 12: Competition, page 24

12. Please provide support for the assertion that there are “few suppliers of disposable baby diapers in Europe and even fewer in Africa.”

Response: The statement that there are “few suppliers of disposable baby diapers in Europe and even fewer in African is based on the knowledge that there are more disposable baby diaper products in the retail market in Europe and Africa imported from China than from the US. We expect this trend to continue and more competition due to cheaper products from China.

We have, however replaced “few suppliers of disposable baby diapers in Europe and even fewer in African with “few suppliers of disposable baby diapers made in the US in Europe and Africa.

Comment 13: Management, page 25

13. Revise to describe in necessary detail Ms. Aimasiko’s business experience over the past five years, identifying all positions held and the dates of employment in each case. Also discuss the nature of her current position and responsibilities at Kemira Chemicals. See Item 401(e) of Regulation S-K.

Response: Responsive revisions have been made in the Amendment.

Comment 14: Financial Statements

General

14. On page 3 you state your fiscal year end is December 31; however, the financial statements presented in the registration statement reflect a fiscal year end of May 31. Please resolve this inconsistency by either revising the disclosure on page 3 or presenting audited financial statements as of and for the fiscal years ended December 31, 2013 and 2012 to comply with Rule 8-02 of Regulation S-X as well as the appropriate unaudited interim financial statements to comply with Rule 8-08 of Regulation S-X.

Response: Responsive revisions have been made in the Amendment.

Comment 15: Note 2- Summary of Significant Accounting Policies, page F-7

15. Please add disclosure of your revenue recognition policy to discuss how you plan to recognize revenue. Please be sure to address all significant scenarios applicable to your business, including direct sales to customers, prepayments from customers, and commissions from suppliers in the event customers buy directly from your suppliers, as described on page 23.

Response: The company revenue recognition policy is on sales-basis method.  The company recognizes and records revenue at the time of sale once payment has been received and disposable baby diapers are delivered to the buyer.

Pre-payment Policy: All sales to our customers will be solely on pre-payment basis.  Once the order is completed, and payment is received, we will place an order with the North American supplier of disposable baby diapers and arrange shipping directly to our client. This process expected to take three weeks to complete.  The pre-payment is recorded as deferred revenue until the delivery is executed.

Acceleration Request

The Company requests that the Registration Statement be made effective on September 30, 2014. In this regard the Company acknowledges:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours

/s/ Taiwo Aimasiko
Taiwo Aimasiko, President